News Release Sustainable Growth

HARVEST ENERGY ANNOUNCES A NORMAL COURSE ISSUER BID FOR ITS TRUST UNITS AND CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

Calgary, Alberta, October 20, 2008- Harvest Energy Trust ("Harvest" or the "Trust") announced today that the Toronto Stock Exchange ("TSX") has accepted Harvest's Notice of Intention to commence a Normal Course Issuer Bid (the "Bid") to purchase for cancellation, from time to time, as Harvest considers advisable, up to a maximum of:

  14,826,261 Trust Units,

  $94,000 aggregate principal amount of 9% convertible unsecured subordinated debentures due May 31, 2009 ("9% Debentures Due 2009"),

  $158,000 aggregate principal amount of 8% convertible unsecured subordinated debentures due September 30, 2009 ("8% Debentures Due 2009"),

  $3,706,000 aggregate principal amount of 6.5% convertible unsecured subordinated debentures due December 31, 2010 ("6.5% Debentures Due 2010"),

  $17,332,000 aggregate principal amount of 6.40% convertible unsecured subordinated debentures due October 31, 2012 ("6.40% Debentures Due 2012"),

  $37,844,000 aggregate principal amount of 7.25% convertible unsecured subordinated debentures due September 30, 2013 ("7.25% Debentures Due 2013"),

  $7,272,000 aggregate principal amount of 7.25% convertible unsecured subordinated debentures due February 28, 2014 ("7.25% Debentures Due 2014"), and

  $24,963,000 aggregate principal amount of 7.5% convertible unsecured subordinated debentures due May 31, 2015 ("7.5% Debentures Due 2015")

(such trust units and debentures collectively referred to as the "Securities") of the Trust.

The maximum number of Securities to be purchased pursuant to the Bid represents 10% of the issued and outstanding Securities, which are not held by insiders of the Trust, on the date hereof. At the date hereof, there are:

  155,334,775 Trust Units,

  $944,000 aggregate principal amount of 9% Debentures Due 2009,

  $1,588,000 aggregate principal amount of 8% Debentures Due 2009,

  $37,062,000 aggregate principal amount of 6.5% Debentures Due 2010,

  $174,626,000 aggregate principal amount of 6.40% Debentures Due 2012,

  $379,256,000 aggregate principal amount of 7.25% Debentures Due 2013,

  $73,222,000 aggregate principal amount of 7.25% Debentures Due 2014, and

  $250,000,000 aggregate principal amount of 7.50% Debentures Due 2015 are issued and outstanding, of which

  7,072,170 Trust Units,

  $1,300,000 aggregate principal amount of 6.40% Debentures Due 2012,

  $815,000 aggregate principal amount of 7.25% Debentures Due 2013,

  $500,000 aggregate principal amount of 7.25% Debentures Due 2014, and

  $365,000 aggregate principal amount of 7.5% Debentures Due 2015 are held by senior officers or directors of Harvest or any persons or companies who beneficially own, or exercise control or direction over, more than 10% of the issued and outstanding Securities.

Purchases of Securities will be made on the open market through the facilities of the TSX. The price which Harvest will pay for any Securities purchased by it will be the prevailing market price of the Securities on the TSX at the time of such purchase. The actual number of Securities that may be purchased for cancellation and

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the timing of any such purchases will be determined by Harvest, subject to the following maximum daily purchase limits:

  132,622 Trust Units,

  $1,000 aggregate principal amount of 9% Debentures Due 2009

  $1,000 aggregate principal amount of 8% Debentures Due 2009,

  $7,000 aggregate principal amount of 6.5% Debentures Due 2010,

  $20,000 aggregate principal amount of 6.40% Debentures Due 2012,

  $169,000 aggregate principal amount of 7.25% Debentures Due 2013,

  $44,000 aggregate principal amount of 7.25% Debentures Due 2014, and

  $196,000 aggregate principal amount of 7.5% Debentures Due 2015 which equates to 25% of Harvest's average daily trading volume on the TSX for the six months ended September 30, 2008.

The Bid will commence on October 23, 2008 and will terminate on October 22, 2009 or such earlier time as the Bid is completed or terminated at the option of Harvest. CIBC World Markets has agreed to act on the Trust's behalf to make purchases of Securities pursuant to the Bid.

Management of Harvest believes that, from time to time, the market price of its Securities may not fully reflect the underlying value of the Securities and that at such times the purchase of Securities may be in the best interests of Harvest. Such purchases will increase the proportionate interest of, and may be advantageous to, all remaining securityholders. In addition, the purchases by Harvest may increase liquidity to securityholders wishing to sell their Securities.

Harvest is a significant operator in Canada’s energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 73% to crude oil and liquids and 27% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY
Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Kari Sawatzky, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca